FIRST AMENDED AND RESTATED OPERATING AGREEMENT

                                      OF

                         THE PLUMBER'S SECRET, L.L.C.
             (as Successor to the ABC Limited Liability Company)

     This First Amended and Restated Operating Agreement ("Agreement") of The Plumber's Secret, L.L.C. ("Company") is made as of the 16th day of March 1999, by and between Vila Enterprises LLC, a Delaware limited liability company with a mailing address of PO Box 749, Marstons Mills, MA 02648 ("Vila Enterprises"), and IMT's Plumber, Inc., a New Jersey corporation with a mailing address of 45 Mine Brook Road, Colts Neck, NJ 07222 ("IMT"). (Vila Enterprises and IMT shall hereinafter collectively be referred to as the "Members.")

                                   RECITALS

     WHEREAS as "to be formed" corporation, Vila Co., the predecessor to Vila Enterprises, and DEF Corporation, a corporation "to be formed" by Interactive Marketing Technology, Inc., the predecessor to IMT, executed the Operating Agreement of the ABC Limited Liability Company (the "Original Agreement.") which contemplated the formation of a limited liability company in the state of New Jersey;

     WHEREAS the Original Agreement contemplated the formation of entities to be members of the Company;

     WHEREAS the parties desire to memorialize the formation and the naming of the various entities and to amend and restate the Original Agreement to clarify various aspects of the business relationship between the Members and the Company; and,

     WHEREAS, the parties desire to (i) produce, market and sell throughout the world to Surge Plunge 2000 (the "Product") as more fully described in Exhibit A (collectively, the "Business"),

     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

                                  ARTICLE I

                          FORMATION; PURPOSE; POWERS

          1.1 Formation. The Members have formed the Company as a limited liability company under the laws of the State of New Jersey. The Certificate of Formation for the Company was filed with the New Jersey Secretary of State on February 4, 1999. The Members hereby agree that the Company shall be governed by, and the rights, duties and labilities of the Members shall be as provided in, the New Jersey Limited Liability Company Act (the "Act") and this Agreement.

          1.2 Purpose. The Company is formed for the purpose of (i) engaging in the Business, (ii) engaging in any lawful business, act or activity related thereto as the Members may determine from time to time and for which a limited liability company may be organized under the Act, and
(iii) engaging in any and all active necessary, convenient, desirable or incidental to the foregoing.

          1.3 Powers. Except as otherwise limited in this Agreement, the Company shall have the power and authority to do any and all acts necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purpose set forth in Section 1.2 hereof.

                                  ARTICLE II

                          MANAGEMENT OF THE COMPANY

          2.1     Decisions.

               (a) The Members agree as follows with respect to decisions to be made by the Members on behalf of the Company;

                    (i) All day-to-day management decisions relating to the Business shall be made by IMT. If IMT is unavailable at the time that any day-to-day management decision is required to be made by the Members, the such day-to-day management decision shall be made by Vila Enterprises.

                    (ii) Except as provided below, all other major decisions shall be made by mutual agreement of the Members.

                    (iii) The Members intend to produce an infomercial. IMT shall have sole approval over decisions regarding the buying of time on television and the distribution and marketing of the Product. Vila Enterprises shall have the right to approve in advance the creative content, the budget and the look of the infomercial. Vila Enterprises shall also have the right to approve the packaging of the Product. All of the foregoing approvals shall be exercised reasonably.

               (b) There shall not be a "manager" (within the meaning of the Act) of the Company.

          2.2     Contracts; Insurance.

               (a) IMT has heretofore entered into an agreement with A2000 USA, Inc. as a "Licensor" and Robert and John Miller as "Inventors" dated ___ day of June, 1998 (the "License Agreement"). IMT hereby assigns to the Company the License Agreement, a copy of which is attached hereto as Exhibit B.

               (b) IMT shall obtain from the Licensor and Investors the necessary rights to permit the assignment, including, but not limited to the representations and warranties and indemnities inuring to the benefit of the Company and its Members.

               (c) All other contracts in connection with the Business may be signed by IMT on behalf of the Company.

               (d) It shall be IMT's responsibility to obtain and maintain, at the expense of the Company, for as long as the Company has its Business, a blanket liability insurance coverage including, but not limited to coverage for advertising, manufacturing, and design and product liability for the Product in an amount not less than $1,000,000 per claim or cause of action. Each of the Members hereto as well as Bob Vila and B.V.T.V Inc. shall be named as additional insureds with the Company. All such insurance shall be placed with one or more carriers which are rated A or better by A.M. Best rating service. IMT shall deliver to Vila Enterprises evidence of (i) the procurement of such insurance in form reasonably acceptable to Vila Enterprises within fifteen (15) days of such procurement, and (ii) maintenance of such insurance in form reasonable acceptable to Vila Enterprises at such time as requested by Vila Enterprises.

          2.3 Meetings. The Members shall not meet for any purpose, except at such times as the Members from time to time shall determine in their sole discretion.

                                 ARTICLE III

             INTERESTS; CONTRIBUTIONS; BANK ACCOUNTS; ACCOUNTING

          3.1     Capitalization and Ownership.

               (a) The initial capitalization of the Company will be Two Hundred Thousand Dollars ($200,000) (the "Capitalization"). One Hundred Thousand Twenty Dollars ($100,020) of the Capitalization shall be contributed by IMT and Ninety-nine Thousand Nine Hundred Eighty Dollars ($99,980) of the Capitalization shall be contributed by Vila Enterprises. Each Member's contribution shall be referred to herein as its "Contribution" and each Member's proportionate share shall be referred to as its "Percentage Interest."

               (b)     Ownership in the Company shall be divided as follows:
IMT - 50.01% and Vila Enterprises - 49.99%. Notwithstanding the foregoing, all decisions not otherwise reserved for a particular Member under this Agreement shall be made upon mutual consent of the Members.

          3.2 Loan. IMT shall loan to the Company up to $150,000 to start and operate the Business before the Business generates sufficient cash flow of its own to cover "Costs and Expenses of Operation", as listed in Exhibit C. A separate funding agreement shall be entered into by the parties that will provide in part that any monies advanced under the funding agreement shall be treated as a loan to the Company to be paid back after the Company has generated $500,000 in aggregate Net Cash Available (as defined in Section 5.2(a) hereof.)

          3.3 Company Bank Account. The bank account for the Company shall be opened by IMT in the name of the Company at First Union.

          3.4 Company Accountants. The accountants for the Company shall be Moore Stephens unless and until other accountants are selected by the Members.

                                  ARTICLE IV

                       CERTAIN COVENANTS OF THE MEMBERS

          4.1 Other Business of the Members. Each of the Members shall devote such time and effort as may be necessary or advisable for the furtherance of the Business. Each of the Members or their affiliates shall have the right to engage in other business activities during the continuation of this Agreement; provided, however, that during the term of this Agreement, the Members, their affiliates, and their respective directors, officers, principals and agents, shall not be involved directly or indirectly in the ownership, management or operation of any enterprise or provide services to any enterprise that could reasonably be viewed as competing with the Product.

          4.2 Right to Abandon. In the event that sales from the Product during the one-year period commencing on the date the first informercial airs on television (the "First Year") generate less than Two Million Dollars ($2,000,000) in gross sales of the Product, Vila Enterprises shall have the option, in its sole and absolute discretion, to withdraw as a Member of the Company and to disassociate Bob Vila's name, likeness and image from the Product with no further obligation or interest in the Company whatsoever after the date of such disassociation. In such event, however, Vile-Enterprises shall execute the necessary documentation to return its ownership interest to the Company.

                                  ARTICLE V

              CAPITAL ACCOUNTS; ALLOCATIONS; CERTAIN TAX MATTERS

          5.1 Capital Accounts. A separate capital account (a "Capital Account") shall be maintained for each Member in accordance with the applicable regulations under Section 704 of the Internal Revenue Code of 1986, as amended (the "Code") ("Regulations"), including, specifically Regulation
Section 1.704-1(b)(2)(iv).

          5.2     Distributions.

               (a) Distributions of Cash from Operations. Net Cash Available for distribution to Members shall equal Net Cash Flow (ad defined in Section 6.1 hereof) less amounts paid for the Management Fee, the Artists Agency Fee and the Promotional Fee. Net Cash Available, excepting only reasonable reserves, shall be distributed among the Members at least once in each calendar year as follows:

                    (i) First, fifty percent (50%) to IMT and fifty percent (50%) to Vila Enterprises until such time as the Company generates $500,000 in aggregate Net Cash Available.

                    (ii) Second, after such time as the Company has generated $500,000 in aggregate Net Cash Available, Net Cash Available shall be distributed to IMT until such time as the principal and interest on the loan by IMT to the Company (collectively, "Loan Payments"), referred to in
Section 3.2 of the Agreement, together with the amount of IMT's unreturned Contribution plus a return thereon computed at the same rate as interest on the IMT loan referred to in Section 3.2 hereof have been paid in full. The Loan Payments and payments on and of IMT's Contribution shall be made pro rata in accordance with the relative loan balance and contribution amounts.

                    (iii) Third, the balance of the Net Cash Available for distribution shall be distributed fifty percent (50%) to IMT and fifty percent (50%) to Vila Enterprises.

               (b) Distributions Upon Dissolution or Termination. Upon Dissolution or termination of the Company, and after payment or adequate provision for the debts and obligations of the Company, the remaining assets, if any, of the Company shall be sold and the proceeds of such sale shall be distributed and applied in the following priority:

                    (i) First, to fund reserves for liabilities not then due and owing and for contingent liabilities to the extend deemed appropriate, provided that upon the expiration of such period of time as the Members shall deem advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner hereinafter set forth in this
Section 5:2(b);

                    (ii) Second, to the members in accordance with and in proportion to the positive balance in each Member's Capital Account, after adjustment thereof for all distributions and allocations of net income and net losses from all prior transactions and from all operations of the Company.

          5.3 Allocation of Net Income. Net Income of the Company for any year shall be allocated as follows and in the following order of priority;

               (a) First, to the Members, equally up to an amount equal to the excess, if any, of (i) net loss previously charged to the Members pursuant to Section 5.4(c) hereof, over (ii) net income previously credited to the Members pursuant to this Section 5.3(a);

               (b) Second, any remaining balance of such net income, shall be divided equally between the members.

          5.4 Allocation of Net Loss. Net loss of the Company shall be allocated as follows and in the following order of priority;

               (a) First, the first $100,000 of net loss shall be allocated to Vila Enterprises;

               (b) Second, to each of the Members in equal shares of such net loss to the extent of the excess, if any, of (A) net income previously allocated to the Members pursuant to section 5.3 (b) over (B) net loss previously allocated to the Members pursuant to this Section 5.4(b);

               (c) Third, any remaining balance of such net loss shall be divided equally between the Members.

     5.5     Taxable Net Income and Losses.

     Net income and net loss shall be as determined for reporting on the Company's federal income tax return. All items of depreciation, gain, loss, deduction or credit shall be determined in accordance with the Code and, except to the extent otherwise required by the code, allocated to and among the Members in the same percentages in which the Members share in net income and net loss. Notwithstanding the foregoing, if the book value of property (as such term is used in Regulation Section 1.704-1(b)(2)(iv)(g)). differs from its tax basis, then for the purposes of this Agreement, all determinations of income, gain, loss and deduction shall be determined with respect to such book value in accordance with the rules of Regulation Section 1.704-1(b)(2).

     5.6     Section 704(c)Allocations.

     In accordance with Code Section 704(c) and the Regulations thereunder, depreciation, amortization, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value, such allocation to be made by the Tax Matters Partner in accordance with the so-called "traditional method" as noted under Regulation Section 1.704-3(b)(1).


                                  ARTICLE VI

                  FEES, SEPARATE PROFIT AND OWNERSHIP LISTS

          6.1 Services Rendered/Management Fee. Other than as provided in this Article VI, no Member shall be compensated for any services rendered to the Company except that IMT shall be entitled to a management fee equal to ten percent (10%) of "Net Cash Flow" (the "Management Fee") in consideration of its management of the Company. Net Cash Flow of the Company with respect to any fiscal year shall be the amount by which (a) gross cash receipts of the Company from all sources whatsoever other than proceeds attributable to Contributions of the Members or the proceeds of loans or other indebtedness of the Company exceed (b) all cash expenditures for operating costs and expenses of the Company, excluding from such expenditures repayments of the principal of loans and other indebtedness of the Company and those fees, costs and expenses otherwise set forth in this Article VI.

          6.2 Agency Commission. In accordance with a letter agreement entered into with the Artists Agency, the Company shall pay to the Artists Agency as an agency commission fee equal to nine percent (9%) of Net Cash Flows ("Artist agency Fee').

          6.3 No Separate Profit. The Members specifically agree that no separate profit shall be made by either Member or its directors, officers, principals or companies directly or indirectly affiliated with the Member, its director, officers or principals on exploitation of the Product, including but not limited to coverage, fees or Product costs, or any other similar fees charged in running the Business, all of which shall belong to Company.

          6.4 Ownership of Lists. Notwithstanding the foregoing, any lists developed from the Business shall become the property of IMT provided that IMT shall account ans pay to Vila Enterprises 50% of any and all net income derived therefrom, after payment of agents' commission s as more particularly set forth in a separate agreement.

          6.5 B.V.T.V. Inc. Services Agreement. The Company is hereby authorized to enter into separate agreements for services, including an agreement with B.V.T.V, Inc. ("B.V.T.V'") for advertising and promoting the product in the Infomercial and in the packaging. Pursuant to the agreement with B.V.T.V, B.V.T.V, shall be paid a one-time fee of One Hundred Thousand Dollars (4100,000) plus expenses incurred in connection with the production of the infomercial (collectively, the "Promotional Fee").

                                 ARTICLE VII

                             TAX MATTERS PARTNER

          The "Tax Matters Partner" (as such term is defined in Section 6231
(a)(7) of the Code) of the Company shall be IMT. The Tax Matters Partner shall not take any action whatsoever as such Tax Matters Partner unless such action shall have been mutually approved by the Members. The Company's accountant shall prepare tax returns and other required financial information for the Company. The Company's taxable year shall be the same as its Fiscal Year.

                                 ARTICLE VIII

                   LIABILITY; EXCULPATION; INDEMNIFICATION

          8.1 Liability of Members. A Member shall not be personally liable for any debt, obligation or other liability of the Company, whether arising in contact, tort, or otherwise.

          8.2     Exculpation.

               (a) For purposes of this Agreement, "Covered Person" shall mean any Member, and any officer, director, shareholder, partner, member, employee or agent of a Member, any affiliate thereof, and any authorized agent or representative of the Company or any person who was a Member or is or was designated by the Members to serve in any capacity at the request of the Company.

               (b) No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable (i) for any sch loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct, which, in either case, was material to such loss, damage or claim or (ii) if such Covered Person personally gained in fact a financial or other advantage to which such Covered Person was not legally entitled.

          8.3     Indemnification.

               (a) To the fullest extent permitted by applicable law, the Company shall indemnify any Covered Person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding brought by or against the Company or otherwise, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Company to procure a judgement in its favor, by reason of the fact that such Covered Person is or was in any capacity at the request of the Company for any other partnership, corporation, joint venture, trust, employee benefit plan or other enterprise, against all expenses, including attorneys' fees and disbursements, judgements, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with such action, suit or proceeding. Notwithstanding the foregoing, no indemnification shall be provided to or on behalf of any Covered Person if and to the extent that a judgement or other final adjudication adverse to such Covered Person established that (i) the acts of such Covered Person constituted a gross negligence or willful misconduct which, in either case, was material to such judgement or other final adjudication or (ii) such Covered Person personally gained in fact a financial profit or other advantage to which such Covered Person was not legally entitled.

               (b) Any indemnification under subsection (a) of this Section (unless ordered by a court) shall be made by the Company only as authorized in the specific instance upon a determination that the indemnification of the Covered Person is proper under the circumstances because he or she has met the applicable standard of conduct set forth in section 8.2 hereof. Such determination shall be made by the Members, or if the Members so direct, by independent legal counsel in a written opinion. Any indemnification payment shall be payable only out of and to the extent of the Company's assets, and no Covered Person shall have any liability therefor.

               (c) The Company shall, in the discretion of the Members, pay expenses incurred in defending any action, suit or proceeding described in subsection (a) above (including reasonable legal fees and expenses of counsel and other experts) in advance of the final disposition of such action, suit or proceeding upon receipt by the Company of an undertaking, in form satisfactory to the Members or the Company's legal counsel, to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized by Section (a) above.

               (d) The indemnification provided by this Section 8.3 shall not be deemed exclusive of any other rights to indemnification to which those sculling indemnification may be entitled under any agreement or otherwise. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted, pursuant to, this Section 8.3 shall continue as to a Covered person who has ceased to be a Member, officer, employee or agent (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

                                  ARTICLE IX

                                  TRANSFERS

          9.1 General Restrictions. No Member shall have the, right to assign its rights or obligations under this Agreement to any other Person without the prior written consent of the other Member.

          9.2 Permitted Assignments Without Consent of Other Members. Notwithstanding the provisions of Section 9.1 hereof, without the consent of the other Members, a Member may assign its rights and obligations hereunder to any entity under common control with such assigning Member or assign to any Person such assigning Member's right to receive revenues hereunder.

                                  ARTICLE X

                   LIQUIDATION, WINDING-UP AND TERMINATION

          10.1 Liquidation and Winding-Up. Upon the dissolution and termination of the Company, the following shall be accomplished;

               (a) The Business of the Company shall be wound up, and the assets and properties of the Company shall be liquidated by the members as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

               (b) The assets of the Company shall be distributed to the Members in accordance with Section 5.2(b) of this Agreement.

               (c) A Certificate of Cancellation shall be filed with the Secretary of State of the state of New Jersey by the Members.

          10.2 Termination. The Company shall terminate when all property and assets owned by the Company shall have been disposed of, and the net sale proceeds, after payment of or provision for the amounts specified in Section 5.2(b), and any assets to be distributed in-kind shall have been distributed to the Members as provided herein.

                                  ARTICLE XI

                              GENERAL PROVISIONS

          11.1 Arbitration. Any dispute, controversy or claim arising under, out of, in connection with, or in relation to this Agreement or the Business of the Company hereunder, or the making or validity of this Agreement, or its interpretation, or any breach thereof, shall be determined and settled by arbitration in New York City before a single neutral arbitrator, in accordance with the rules then obtaining of the American Arbitration Association. Any award or judgement rendered by the arbitrators shall be final and conclusive upon the parties and a judgement thereon may be entered int the highest court of any forum, State or Federal, having jurisdiction.

          11.2 Notices. Wherever provision is made in this Agreement for the giving of any notice, such notice shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid) or facsimile transmission, in each case to the addresses or facsimile telephone numbers therefor set forth in the preamble to this Agreement, and if to the Company to:

                    c/o Kaufmann, Feiner, Yamin, Gilding & Robbins 777 Third Avenue - 24th Floor
                    New York, NY 10017
                    Attn: Ronald E. Feiner, Esq.
                    Fax:   (212) 755-0431

                    With a copies to:

                    c/o Piro, Zinna, Cifelli & Pads
                    360 Passaic Avenue
                    Nutley, NJ 07110-2787
                    Attn: James M. Pior, Esq.
                    Fax:   (937) 661-5157


          or to such other address in any such case, as any party hereto shall have last designated by notice to the other party. Notice shall be deemed to have been given on receipt (evidenced, in the case of facsimile transmission by a confirmation notice). Any Member may change its address for notices by giving written notice of such change to the other Members and the Company.

          11.3 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes any prior understandings or written or oral agreements between the parties with respect tot he subject matter hereof. This Agreement or the Articles of Organization may be amended from time to time only on the mutual approval of the Members.

          11.4 No Waivers. No delay on the part of any party in exercising any right hereunder shall operate as a waiver thereof, nor shall any waiver, express or implied, by any party of any right hereunder or of any failure to perform or breach hereof by any other party constitute or be deemed a waiver of any other right hereunder or of any other failure to perform or breach hereof by the same or any other Member; whether of a similar or dissimilar nature thereof.

          11.5 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to agreements made and entirely performed therein.

          11.6 Further Assurances. Each of the Members hereby agrees, at the request of any other Member, to execute and deliver all such other and additional instruments and documents and to do such other acts and things as may be reasonably necessary or appropriate to carry out the intent and purposes of this Agreement.

          11.7 No Third-Party Rights. This Agreement is made solely and specifically between and for the benefit of the parties hereto, and their respective successors and assigns (subject to the express provisions hereof relating to successors and assigns), and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.

          11.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall be binding when one or more counterparts, individually or taken together, bear the signatures of each of the parties reflected herein as signatories.

          11.9 Headings. The headings in this Agreement are solely for convenience of reference and shall not affect the interpretation or construction of any of the provisions hereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, by their respective duly authorized officers or partners, of the date first above written.

     Signatures on Next Page
                                        VILA ENTERPRISES LLC

                                         /s/ Robert J. Vila
______________________                 ____________________________
Witness                                   Robert J. Vila, Manager



                                        IMT'S PLUMBER, INC.


                                        /s/ Frank Leo
______________________                 _______________________
Witness                                               , President